Exhibit 4.1

Amendment #1 of Employment Agreement

This amendment #1 is entered into on June 1, 2017 by and between Ziv Aviram (the “Executive”) and Mobileye Vision Technologies Ltd. a private limited liability company incorporated under the laws of the State of Israel with head offices at 13 Hartom Street, Jerusalem, Israel (the “Company”), hereinafter together the “Parties”.

WHEREAS the Executive and the Company entered into an employment agreement on March 1, 1999, which was replaced by another employment agreement on July 24, 2014 (the “Employment Agreement”); and

WHEREAS on March 12, 2017 Mobileye N.V., parent of the Company, entered into a purchase agreement with Intel Corporation and Cyclops Holdings, Inc. (“Purchase Agreement”); and

WHEREAS the Parties wish to clarify certain terms of the Employment Agreement;

NOW THEREFORE THE PARTIES AGREE AS FOLLOWS:

1.	Notwithstanding the terms of the Employment Agreement, or any agreement or arrangement between the Executive and the Company or any of its Subsidiaries, in the event the employment of the Executive is terminated for any reason (including due to voluntary termination and resignation), following the closing of the Purchase Agreement (other than for Cause as defined in the Employment Agreement), the Company options then-held by the Executive shall automatically and immediately accelerate and vest in full upon such termination.

2.	All other terms and conditions of the Employment Agreement remain unaffected and continue to prevail.

Mobileye Vision Technologies Ltd.	Executive
Name: Amnon Shashua	Name: Ziv Aviram
Title: Authorized Signatory	Title: President and Chief Executive Officer
Date: June 1, 2017	Date: June 1, 2017
Signature: /s/ Amnon Shashua	Signature: /s/Ziv Aviram